Exhibit 4.15

Supervisory Board

AEGON N.V.
P.O. Box 202 2501 CE The Hague (The Netherlands)
50, AEGONplein 2591 TV The Hague Telephone +31 70 344 32 10
Fax +31 70 347 52 38

Our reference	Your reference	Direct Dial	The Hague
EUS/po			July 1, 2005

Dear Alex,

This letter confirms the terms and conditions which will apply during your assignment to AEGON USA (“the assignment”). The assignment is offered subject to you and your accompanying family members securing a passport, necessary work permit, visa and your acceptance of the terms and conditions outlined in this letter.

1.	Employment status

All conditions laid down in your employment agreement with AEGON N.V. (“the Company”) dated April 17, 2003 (as amended March 1, 2005), remain applicable unless otherwise amended by the terms and conditions outlined below.

For the purpose of the assignment your home country will be the Netherlands and the host country will be Maryland / the United States of America.

2.	Commencement date

The assignment will commence on 1 August 2005 and will end on 1 July 2006. If the assignment is extended beyond the initial period, the terms and conditions will be reviewed between us and these may vary from those outlined in this letter.

3.	Position

You will remain a member of the Executive Board of the Company, working out of Baltimore, USA.

4.	Expatriate Policy

It is the expatriate policy of the Company that your purchasing power in the USA remains the same as if you had remained in The Netherlands.

In determining the specific provisions of the assignment, we have engaged independent, external advisors to advise that the arrangements are customary in relevant reference markets and segments. In addition, the Compensation Committee has reviewed and approved of the provisions.

5.	Expatriate Salary and calculation method

The basis for calculating your expatriate salary is your Base Salary as defined in article 5.1 of your employment agreement (EUR 563,750 gross per annum, as per July 1, 2005). From this, an amount is deducted for income tax and social security premiums that you would have paid had you continued to live and work in The Netherlands. The result is your “home net salary”.

Your home net salary will then be adjusted for cost of living in case those costs in the USA are higher then in The Netherlands (§ 6.1). The outcome of this adjustment (if any) delivers your “host net salary”. The host net salary will subsequently be calculated in USD using the prevailing exchange rate on the date of payment of your monthly salary.

As per July 1, 2005 your host net salary is EUR 284,215 or USD 344,014, i.e. an exchange rate of 1.2104 USD = 1.00 EUR; please refer to the enclosed calculation.

6.	Supplementary allowances

All allowances deriving from the assignment will be valid for the assignment period and will cease upon the effective date of termination of the assignment or so much earlier as you will repatriate.

6.1	Cost of Living Allowance

The Cost of Living Allowance (“COLA”) is designed to provide you with a host net salary that gives you a similar purchasing power in the USA, as you would have had in The Netherlands. Our external, independent consultants determine the COLA. This COLA if any) is paid net of tax and reviewed monthly on the date of payment of your salary. In line with our policy, a negative index would not be applied

As per July 1, 2005, at the exchange rate mentioned in section 5, the costs of living in the United States are higher compared with The Netherlands; the cost of living index for The Netherlands vs. urban USA per this date is 101.7%. Further to this exchange rate, the compensation for cost of living as (already) included in your host net salary amounts to EUR 4,762 or USD 5,764 net per annum.

6.2	USA housing

The Company shall provide you furnished house in the USA acceptable to you, and shall either pay directly or reimburse you for the cost of all utilities and maintenance of such house, and reasonable improvements thereto. The costs of the household contents insurance will be borne by the Company.

7.	Bonus

The conditions of your Short Term Incentive Plan (STIP) remain unchanged.

8.	Income tax

8.1	Tax Equalization Method

Further to the Company’s policy (see section 4) that you should not be either better or worse off while on assignment, the Company provides that all Dutch and USA income taxes payable during the assignment period, as well as all Dutch and USA social security premiums, will not be higher than the income taxes and social security premiums that you would have paid would you have continued to work and live in The Netherlands through applying the Tax Equalization Method.

This method is limited to employment income only, i.e. income derived from the employment with the Company (including, but not limited to, benefits in kind). Taxation (including but not limited to federal, state and city income taxes, capital gains, wealth, gift and inheritance taxes) on personal income will be for your own account. Personal income will always be treated as your top slice of income and where your personal income falls into a number of tax bands, the calculation should ensure that the personal income is taxed at the highest rates. The exception to this is where the character of the income is such that it is subject to a lower rate of tax.

As a result of this Method, any tax and/or social security premiums due or refundable in The Netherlands and/or USA relating to the assignment will be for the Company account.

To administer the Tax Equalization Method, a hypothetical amount for Dutch and social security premiums will be deducted from the total Base Salary at the start of the assignment. This deduction equals the amount you would have paid should you have continued to work and live in The Netherlands. At the end of the Dutch tax year, the Company’s designated tax advisors will determine a final hypothetical tax liability, by re- computing your initial hypothetical tax and social security liability to take account of changes that may have occurred during the tax year in question.

8.2	Tax Advice

You will be entitled to tax advice (including the filing of your Dutch and/or USA income tax returns) from the Company’s designated tax advisors at the Company’s expense. For that purpose, you are required to provide all relevant information to the Company’s designated advisers in a timely manner.

It is understood that the Company’s designated tax advisors will make such elections, deductions and allocations as appropriate that will minimize the Company’s obligations and liabilities.

9.	Social Security

9.1	Dutch Social Insurances

You and your accompanying family members will remain subject to the various Dutch Social Insurances for as long as such coverage is permitted under the US – NL social security treaty. If such coverage should cease or be amended, you will be advised accordingly and the Company will put in place such suitable alternative arrangements as are permitted by the relevant regulations.

As described in section 5, you will continue to pay an amount for social insurance premiums, which will be equal to the amount that you would have paid had you continued to work and live in The Netherlands.

9.2	Pension

You will remain a participant of the AEGON NV pension plan for members of the Executive Board for so long as this remains possible under the relevant provisions. If this arrange-ment should be amended, you will be advised accordingly and the Company will put in place such suitable alternative arrangements as are permitted by the relevant regulations.

Gross-up costs of the attendant pension contributions (employer’s and employee’s) will be at the Company’s expense.

9.3	Private Medical Insurance

With respect to the private medical cover, the Company will maintain the Dutch medical insurance. The existing coverage will be increased to include the USA. Any change in contribution resulting out of this increase will be for the account of the Company.

9.4	Disability Insurance

With respect to the disability cover, the Company will maintain the Dutch disability insurance. The existing coverage will be increased to include the USA. Any change in contribution resulting out of this increase will be for the account of the Company.

9.5	Other benefits

You will continue to participate in other benefit programs of the Company unless prohibited by Dutch and/or USA laws and regulations

10.	Expatriate benefits

10.1	Movement of household goods

Since you will be renting furnished accommodation in the USA, it is expected that the movement of your personal goods from The Netherlands to the USA will be limited. As for this movement, prior approval by the Company is required. Subsequently, the Company will reimburse all costs directly related to the movement (including, but not limited to, the insurance for the transportation). However, the Company will not pay, nor accept any liability for the transfer or storage of automobiles, motorcycles, recreational vehicles, motor homes, jewelry, art, collectibles or any other high-value items.

10.2	Expenses

As compensation for the non-specified costs that you and your accompanying family members will incur in connection with this assignment, you will be entitled to a one-off, gross expense allowance of USD 75,000 in addition to the customary compensation of expenses as specified in this agreement.

10.3	Home leave

Home leave by you and your accompanying family members will take place in consultation with the Company, taking into account the interests of the Company. Home leave days will normally be considered as part of your vacation entitlement. The home leave tickets will be for the Company’s expense. No cash will be paid in lieu of tickets. You will be responsible for any costs associated with travel insurance, accommodation and living expenses during such visits

10.4	Automobile

You will be entitled to the use of a company-provided automobile for business travel, for which the costs will be for the account of the Company. Any additional automobile that you wish to acquire for personal and family purposes will be paid out of the miscellaneous expenses in section 10.2 above.

10.5	School Fees

The Company will meet the school fees for your children’s education in the USA. Prior approval of these costs by the Company is required before making any commitments.

10.6	Club Membership

You shall be entitled to a Company-paid membership in a country club of your choice in the USA. In addition, you shall also be entitled to participate in the membership of AEGON USA in the Caves Valley Club and local dinner and business clubs.

10.7	Repatriation

Upon the termination of the assignment, the movement of your household goods will also take place on the basis of the provisions mentioned in § 10.1 of this letter. If you terminate your employment with the Company unilaterally or the Company terminates it for cause, repatriation costs will be your responsibility.

11.	Director’s Liability

The current Directors’ & Officers’ insurance also provides cover during the term of the assignment.

12.	Jurisdiction and Governing Law

All disputes arising in connection with the assignment, or further contracts resulting thereof, shall be finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal shall be composed of three arbitrators. The place of arbitration shall be The Hague, The Netherlands.

This agreement is subject to and shall be governed by Dutch Law.

In order to confirm your acceptance of the above conditions, please sign and return the duplicate copy of this letter at your earliest convenience.

Sincerely yours,

Date:

AEGON N.V.
Represented by D.G. Eustace

I have read this agreement and accept and agree to its terms and conditions.

A.R. Wynaendts

Supervisory Board

AEGON N.V. P.O. Box 202 2501 CE The Hague (The Netherlands) 50, AEGONplein 2591 TV The Hague Telephone +31 70 344 32 10 Fax +31 70 347 52 38

Our reference	Your reference	Direct Dial	The Hague
EUS/po			6 December 2005

Dear Alex,

In addition to our letter of 1 July 2005, par. 3, we confirm that the purpose of your assignment is to familiarize yourself with the Company’s activities in the U.S. At the same time, you will remain a member of the Executive Board of the Company. The activities corresponding with your Board membership will in principle be fullfilled out of the Company’s headquarters based in the Hague, the Netherlands.

Sincerely yours,

AEGON N.V.
Represented by D.G. Eustace